SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	000-50929
CUSIP NUMBER

|  |   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |X|   Form 10-Q   |  |   Form NSAR   |  |  Form N-CSR

For the period ended: March 31, 2007

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Ignis Petroleum Group, Inc. Not applicable One Legacy Town Center, 7160 Dallas Parkway, Suite 380 Plano, Texas 75024

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

     We are filing this Form 12b-25 because we have been unable to compile the requisite financial data necessary to complete our quarterly report on Form 10-QSB by May 15, 2007 without unreasonable effort and expense. We intend to file our quarterly report on Form 10-QSB within the time period specified by Rule 12b-25(b)(2)(ii) of the Securities Exchange Act of 1934, as amended.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Shawn L. Clift	972	526-5250

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Restatement of March 31, 2006

       We identified an error in our accounting for the warrant liability issued to Cornell Capital Partners, LP. The error relates to the adjusting of the warrant liability for changes in fair market value on a quarterly basis. The Company historically recorded the fair market value of the warrant liability at inception with no subsequent adjustments for changes in the market value. As a result, we did not record the gain/loss on change in the warrant liability as of March 31, 2006.

       The error resulted in an understatement of warrant liability of $330,000 for the three and nine months ended March 31, 2006, in our financial statements. The correction had no effect on the Company's revenue, pre-tax operating results, total assets, cash flow or liquidity for any period.

      Reclassification of March 31, 2006

       For the quarter and the nine month period ended March 31, 2006, we elected to reclassify the costs as presented in the Statement of Operations. The reclassification does not change or affect our net loss in this period. The original presentation did not separately disclose lease operating expense and production taxes for oil and gas operations. For the quarter ended March 31, 2006, revenues from oil and gas operations were netted in the amount of $203,404. The reclassification of oil and gas sales from operations is $215,768, lease operating expense is $675 and production tax is $11,959. For the nine month period ended March 31, 2006, the reclassification of netted oil and gas sales from operations was $427,337. We reclassified oil and gas sales from operations to $453,211 and recorded lease operating expense of $1,156 and production tax of $24,718.

Ignis Petroleum Group, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2007	By:	/s/ Shawn L. Clift Shawn L. Clift Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).